Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

COMFORCE Corporation
(Name of Issuer)

Common Stock ($0.01 par value)
(Title of Class of Securities)

544118
(CUSIP Number)

David Edwards
One North Wacker Dr., Suite 4400
Chicago, IL 60606
(312) 214-8306
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   John C. Fanning
2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) X
     (b)
3. SEC Use Only
4. Source of Funds (See Instructions): PF, AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6. Citizenship or Place of Organization: United States.
   Number of Shares     7. Sole Voting Power: 634,200
   Beneficially         8. Shared Voting Power: 4,745,097
   Owned by Each        9. Sole Dispositive Power: 634,200
   Reporting     10. Shared Dispositive Power: 4,745,097
   Person With
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 5,355,097
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13. Percent of Class Represented by Amount in Row (11): 29.8%
14. Type of Reporting Person (See Instructions): IN

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   Fanning Asset Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) X
      (b)
3. SEC Use Only
4. Source of Funds (See Instructions): PF, AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6. Citizenship or Place of Organization: United States
   Number of Shares   7. Sole Voting Power: 565,382
   Beneficially       8. Shared Voting Power: 0
   Owned by Each      9. Sole Dispositive Power: 565,382
   Reporting          10. Shared Dispositive Power: 0
   Person With
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 565,382
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13. Percent of Class Represented by Amount in Row (11): 3.3%
14. Type of Reporting Person (See Instructions): PN

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   Harry V. Maccarrone
2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) X
     (b)
3. SEC Use Only
4. Source of Funds (See Instructions): AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6. Citizenship or Place of Organization: United States
Number of Shares 7. Sole Voting Power: 480,552
Beneficially  8. Shared Voting Power: 5,296,831
Owned by Each 9. Sole Dispositive Power: 480,552
Reporting  10. Shared Dispositive Power: 5,296,831
Person With
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 5,766,831
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13. Percent of Class Represented by Amount in Row (11): 32.4%
14. Type of Reporting Person (See Instructions): IN

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   John Fanning Trust dated February 5, 2004 (formerly known as John C. Fanning Irrevocable Trust)
2. Check the Appropriate Box if a Member of a Group (See Instructions):
      (a) X
      (b)
3. SEC Use Only
4. Source of Funds (See Instructions): PF, AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6. Citizenship or Place of Organization: United States
Number of Shares 7. Sole Voting Power: 0
Beneficially       8. Shared Voting Power: 4,720,897
Owned by Each      9. Sole Dispositive Power: 0
Reporting          10. Shared Dispositive Power: 4,720,897
Person With
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,720,897
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13. Percent of Class Represented by Amount in Row (11): 27.2%
14. Type of Reporting Person (See Instructions): 00

This Schedule 13D amends and restates in its entirety the Schedule 13D with the Commission on September 15, 1998 filed by John C. Fanning, as amended by Amendment No. 1 filed with the Commission on September 30, 1998 by Mr.
Fanning, Harry V. Maccarrone, the John C. Fanning Irrevocable Trust (now known as the John Fanning Trust dated
February 5, 2004), and Fanning Asset Partners, L.P. All of the transactions reported herein have previously been disclosed in Section 16 reports for these reporting persons or in the 10-Ks, 10-Qs or proxy statements of COMFORCE
Corporation.
Item 1.Security and Issuer
This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of COMFORCE Corporation, a Delaware corporation (the "Issuer").  The principal executive office of the Issuer is located at 415 Crossways
Park Drive, Woodbury, New York 11797.
Item 2.Identity and Background
(a) John C. Fanning ("Fanning"); the John Fanning Trust dated February 5, 2004 (formerly known as the John C.
Fanning Irrevocable Trust) (the "Trust"); Harry V. Maccarrone, as trustee of the Trust ("Maccarrone"); and Fanning
Asset Partners, L.P. (the "Family Partnership"), a Georgia limited partnership in which Maccarrone is the president and sole shareholder of the corporation, HM Assets, Inc., that serves as its general partner (collectively, the
"Reporting Persons").
(b) The address of each Reporting Person is c/o COMFORCE Corporation, 415 Crossways Park Drive, P.O. Box 9006,
Woodbury, New York 11797.
(c) Fanning is the Chairman, Chief Executive Officer and a director of the Issuer.  The Trustee is the Executive
Vice President, Chief Financial Officer and a director of the Issuer.  The Issuer is principally engaged in the business of providing outsourcing services, including web-enabled solutions for the effective procurement, tracking and engagement of contingent labor, as well as a wide range of staffing, consulting and financial services.  The
Trust holds and manages certain assets of Fanning.  The Family Partnership holds and manages certain assets of family members of Fanning and, prior to October 2005, also held and managed certain assets of Fanning.  On October 1,
2005, for financial planning purposes, the assets of Fanning and such family members (none of whom share his household) were segregated through the transfer of Fanning's interest in the assets to the Trust.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
(f) Each Reporting Person is a citizen of and/or domiciled in the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons used personal funds and funds of affiliates aggregating $25,000,059 to acquire 3,778,083 shares of Common Stock from four former executives and key employees of the Issuer on September 25, 1998.  The Trust and the
Family Partnership previously acquired 914,996 shares of Common Stock in November 1997 upon the acceptance of the
Issuer's tender offer for shares in Uniforce Services, Inc. held by them (based on a price of $7.67 per share).  The
Reporting Persons used personal funds and funds of affiliates aggregating $1,518,953 to acquire 617,400 additional shares of Common Stock in open market purchases at prices ranging from $1.53 to $4.13 per share since October 1998.
Fanning and the Trust further intend to use personal and affiliate funds for the anticipated future transactions
under the Section 10b-18 Plan adopted by Fanning and the Trust, as described in response to Item 4(a).   See also
Item 5, below, for a discussion of options to purchase Common Stock held by Fanning and Maccarrone.
Item 4.  Purpose of Transaction
(a) There are no present plans or proposals by any of the Reporting Persons to acquire or dispose of any securities of the Issuer, except as follows:
On September 16, 2005, the Issuer announced in a press release (subsequently included in an 8-K) that Fanning had adopted a stock purchase plan under the SEC's Rule 10b-18 to purchase up to 260,000 shares of the Issuer's Common
Stock over a six-month period which commenced after the Issuer's release of results for the third quarter of 2005.
In the 8-K filed May 4, 2006, the Issuer reported that Fanning had advised it that the term of this stock purchase plan had been extended until December 31, 2006.  Since the adoption of this plan in September 2005, Fanning and the Trust have beneficially acquired 223,300 shares of Common Stock under the plan in open market purchases.
For financial planning purposes, prior to the end of 2006, the Trust intends to transfer all of the securities it holds to a new revocable trust of which Fanning will be the sole beneficiary.

(b) There are no present plans or proposals by any of the Reporting Persons that relate to or would result in the
Issuer's engaging in any extraordinary corporate transactions involving the Issuer or its subsidiaries.
(c) There are no present plans or proposals by any of the Reporting Persons that relate to or would result in the
Issuer's engaging in a sale or transfer of any material amount of the assets of the Issuer or its subsidiaries.
(d) There are no present plans or proposals by any of the Reporting Persons that relate to or would result in any change to the Issuer's board of directors or management or in the number or term of directors, nor are there any present plans or proposals to fill any vacancies on the board.
(e) There are no present plans or proposals by any of the Reporting Persons that relate to or would result in any change to the Issuer's present capitalization or dividend policies.
(f) There are no present plans or proposals by any of the Reporting Persons that relate to or would result in any change to the Issuer's business or corporate structure.
(g) There are no present plans or proposals by any of the Reporting Persons that relate to or would result in any change to the Issuer's charter, bylaws or other instruments that may impede the acquisition of control of the
Issuer by any person.
(h) There are no present plans or proposals by any of the Reporting Persons that would cause any class of securities of Issuer to be delisted from the American Stock Exchange.
(i) There are no present plans or proposals by any of the Reporting Persons that would cause any class of securities of Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange
Act of 1934.
(j) There are no present plans or proposals by any of the Reporting Persons that relate to or would result in or cause any other action similar to those enumerated above.
Item 5.  Interest in Securities of the Issuer
(a)As of the date of this report, the Reporting Persons hold Common Stock as follows:

    Reporting Person         Shares     Percentage of Total Shares
       -------------------    ----------    --------------------------
    Fanning                5,355,097             29.8%
    Maccarrone             5,766,831             32.4%
    Trust                  4,720,897             27.2%
    Family Partnership       565,382              3.3%

Not included in the shares beneficially owned by John C. Fanning are up to 13,762,992 shares of Common Stock issuable upon conversion of the Issuer's 8.0% Convertible Notes, Series 2003A Preferred Stock, Series 2003B Preferred Stock
and Series 2004A Preferred Stock that are held by Fanning CPD Assets, LP, a limited partnership in which John C.
Fanning holds a 82.4% economic interest.  Rosemary Maniscalco, a director and vice chairperson of the Issuer, is the general partner of this limited partnership.  Interest under the 8.0% Convertible Notes are payable semi-annually, at the election of the issuer, in cash or kind. Under their terms, none of the Convertible Notes, the Series 2003A
Preferred Stock, the Series 2003B Preferred Stock or the Series 2004A Preferred Stock can be converted into Common
Stock if the conversion would result in the occurrence of a "change of control" under the indenture governing the
Issuer's 12.0% Senior Notes due December 1, 2010.  In such case, the Convertible Notes, the Series 2003A Preferred
Stock, the Series 2003B Preferred Stock and the Series 2004A Preferred Stock are convertible into shares of non-voting participating preferred stock having a liquidation preference of $0.01 per share (but no other preferences)
to be created by the Issuer.  This participating preferred stock will in turn be convertible into Common Stock (on the same basis as if a direct conversion had been permitted) once the same restrictions are removed.  As a result of
Fanning's current beneficial ownership position, a conversion of the Convertible Notes and all of the Series 2003A,
2003B and 2004A Preferred Stock beneficially held by him into Common Stock would not currently be permitted, nor is it anticipated that it will be permitted prior to the repayment of the Senior Notes, which mature on December 1,
2010.  If all such shares were deemed to be owned beneficially by the Reporting Persons, they would hold 60.3% of the Issuer's Common Stock, which would result in a change of control of the Issuer.
(b) As of the date of this report, the Reporting Persons hold Common Stock as follows:

Reporting Person   Sole Voting Power   Shared Voting Power   Sole Dispositive Power   Shared Dispositive Power
----------------   -----------------   -------------------   ----------------------   ------------------------
Fanning                634,200              4,745,097                634,200                  4,745,097
Maccarrone             480,552              5,296,831                480,552                  5,296,831
Trust                        0              4,720,897                      0                  4,720,897
Family Partnership           0                565,382                      0                    565,382

(c) During the period from October 13, 1998 through March 31, 2000, the Reporting Persons acquired 359,300 shares of the Issuer's Common Stock in open market transactions ranging from 300 shares to 20,300 shares at purchase prices ranging from $1.53 to $4.13 per share, ($2.39 per share weighted average), as set forth on the
Schedule 5(c)-1 attached hereto as Exhibit 1 hereto and incorporated herein by reference.  These shares were acquired by and continue to be held in the Trust and the Family Partnership.
During the period from August 12, 2005 through September 1, 2006 (the most recent transaction date), the
Reporting Persons acquired 258,100 shares of the Issuer's Common Stock in open market transactions ranging from
100 shares to 20,000 shares at purchase prices ranging from $1.65 to $3.25 per share, ($2.56 per share weighted average), as set forth on the Schedule 5(c)-2 attached hereto as Exhibit 2 hereto and incorporated herein by reference. These shares were acquired by and continue to be held in the Trust.
During the period from January 29, 1999 (the earliest option grant date) through June 7, 2006 (the most recent option grant date), Fanning received options to purchase 610,000 shares of Common Stock for his service as an officer and director of the Issuer, which options are exercisable for 10 years from the date of grant, as follows:

Date of Grant    Number of Shares    Exercise Price
----------------    ----------------    --------------
January 29, 1999          200,000               $5.25
April 4, 2000             200,000               $2.00
June 13, 2001              10,000               $1.50
June 13, 2002              10,000               $1.10
June 13, 2002              75,000               $1.45
August 14, 2003            10,000               $0.66
June 9, 2004               10,000               $2.19
January 18, 2005           75,000               $3.02
June 9, 2005               10,000               $2.00
June 7, 2006               10,000               $2.66
                  ---------------
    Total       610,000

During the period from November 26, 1997 (the earliest option grant date) through June 7,
2006 (the most recent option grant date), Maccarrone received options to purchase 470,000 shares of Common
Stock for his service as an officer and director of the Issuer, which options are exercisable for 10 years from the date of grant, as follows:

Date of Grant    Number of Shares    Exercise Price
-------------    ----------------    --------------
November 26, 1997           30,000               $7.00
January 29, 1999           100,000               $5.25
October 14, 1999            10,000               $2.00
April 4, 2000              100,000               $2.00
May 18, 2000                20,000               $2.00
June 13, 2001               10,000               $1.50
June 13, 2002               10,000               $1.10
June 13, 2002               75,000               $1.45
August 14, 2003             10,000               $0.66
June 9, 2004                10,000               $2.19
January 18, 2005            75,000               $3.02
June 9, 2005                10,000               $2.00
June 7, 2006                10,000               $2.66
                       --------------
     Total                 470,000

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.
(e) On October 1, 2005, for financial planning purposes, the assets of Fanning and such family members (none of whom share his household) were segregated through the transfer of Fanning's interest in the assets to the Trust.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Fanning has been the Chairman, Chief Executive Officer and a director of the Issuer since September 1998, and entered into an employment agreement with the Issuer on January 1, 1999, which has been amended on seven occasions, most recently in August 2006.  Maccarrone has been an Executive Vice President and a director of the Issuer since September 1998, and entered into an employment agreement with the Issuer on January 1,
1999, which has been amended on six occasions, most recently in August 2006.   Fanning and Maccarrone have
been entitled to receive (and expect to continue to receive) option grants for service as (1)  directors, on the same terms as other directors of the Issuer, being a grant of 10,000 shares of Common Stock at the market price on the date of their initial appointment to the Board and each annual re-election date, and
(2) employees, as awarded by the Issuer's Board or Stock Option and Compensation Committee, in each case under the Issuer's 2002 Stock Option Plan or Long-Term Stock Investment Plan.
Item 7.  Material to Be Filed as Exhibits
1. Schedule 5(c)-1 re: open market stock purchases (1998 -2000).
2. Schedule 5(c)-1 re: open market stock purchases (2005-2006).
3. COMFORCE Corporation Long-Term Stock Investment Plan (included as Annex A to the Issuer's definitive proxy statement filed with the Commission on June 30, 1997 and incorporated herein by reference).
4. COMFORCE Corporation 2002 Stock Option Plan (included as Annex A to the Issuer's definitive proxy statement filed with the Commission on April 29, 2002 and incorporated herein by reference).
5. Amendment to COMFORCE Corporation 2002 Stock Option Plan adopted at the Company's 2006 annual meeting of stockholders held June 7, 2006 (included as an exhibit to the Issuer's quarterly report on Form 10-Q for the quarter ended June 25, 2006 and incorporated herein by reference).

SIGNATURES
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 27, 2006

/s/ John C. Fanning
------------------------------------
John C. Fanning

/s/ Harry V. Maccarrone
------------------------------------
Harry V. Maccarrone

John Fanning Trust dated February 5, 2004

By:  /s/ Harry V. Maccarrone
     --------------------------------
Name:  Harry V. Maccarrone
Title:  Trustee

Fanning Asset Partners, L.P.
by HM Assets, Inc., General Partner

By: /s/ Harry V. Maccarrone
    --------------------------------
Name:  Harry V. Maccarrone
Title:  President

Exhibit 1

Schedule 5c -1
Open Market Stock Purchases (1998-2000)

Date          Price   Shares   Purchase Price
----------    -----   ------   --------------
10/13/1998    $3.81    4,500    $17,143.65
10/14/1998    $3.86    3,000    $11,587.50
10/15/1998    $4.13    5,300    $21,862.50
10/16/1998    $4.13    5,400    $22,275.00
3/8/1999      $4.06    4,000    $16,240.00
3/9/1999      $4.06    6,000    $24,360.00
3/11/1999     $4.05    5,000    $20,250.00
3/11/1999     $3.87    4,220    $16,331.40
3/11/1999     $3.87    4,800    $18,576.00
3/11/1999     $3.87      580    $ 2,244.60
3/12/1999     $3.92    4,350    $17,052.00
3/12/1999     $3.92    2,150    $ 8,428.00
3/17/1999     $3.97    6,440    $25,566.80
3/17/1999     $3.97    2,760    $10,957.20
3/24/1999     $4.12      700    $ 2,884.00
3/24/1999     $4.12      300    $ 1,236.00
4/1/1999      $3.81    2,800    $10,668.00
4/1/1999      $3.81    1,200    $ 4,572.00
5/27/1999     $2.87    2,100    $ 6,027.00
5/27/1999     $2.87      900    $ 2,583.00
6/4/1999      $3.00    3,500    $10,500.00
6/4/1999      $3.00    1,500    $ 4,500.00
6/21/1999     $2.91    1,050    $ 3,055.50
6/21/1999     $2.95      450    $ 1,327.50
6/23/1999     $2.96    2,100    $ 6,216.00
6/23/1999     $2.98      900    $ 2,682.00
7/27/1999     $2.44    7,000    $17,080.00
7/27/1999     $2.44    3,000    $ 7,320.00
7/30/1999     $2.44    8,050    $19,642.00
7/30/1999     $2.44    3,450    $ 8,418.00
8/2/1999      $2.44    3,850    $ 9,394.00
8/2/1999      $2.44    1,650    $ 4,026.00
8/20/1999     $2.38      500    $ 1,190.00
8/23/1999     $2.38      550    $ 1,309.00
8/23/1999     $2.38      450    $ 1,071.00
8/24/1999     $2.38      945    $ 2,249.10
8/24/1999     $2.38      555    $ 1,320.90
8/31/1999     $2.33    9,800    $22,834.00
8/31/1999     $2.33    4,200    $ 9,786.00
9/1/1999      $2.31      500    $ 1,155.00
9/7/1999      $2.25    1,250    $ 2,812.50
9/7/1999      $2.25      750    $ 1,687.50
9/8/1999      $2.35   14,000    $32,900.00
9/8/1999      $2.35    6,000    $14,100.00
9/10/1999     $2.22    1,400    $ 3,108.00
9/10/1999     $2.22      600    $ 1,332.00
9/14/1999     $2.25    7,770    $17,482.50
9/14/1999     $2.25    3,230    $ 7,267.50
9/15/1999     $2.25    1,400    $ 3,150.00
9/15/1999     $2.25      600    $ 1,350.00
9/16/1999     $2.25    1,400    $ 3,150.00
9/16/1999     $2.25      600    $ 1,350.00
9/21/1999     $2.25   14,350    $32,287.50
9/21/1999     $2.25    6,150    $13,837.50
9/22/1999     $2.13      500    $ 1,065.00
9/29/1999     $2.18    3,700    $ 8,066.00
9/29/1999     $2.18    1,800    $ 3,924.00
10/5/1999     $2.23    8,960    $19,980.80
10/5/1999     $2.23    3,840    $ 8,563.20
10/19/1999    $1.75    7,700    $13,475.00
10/19/1999    $1.75    3,300    $ 5,775.00
10/20/1999    $1.75    2,100    $ 3,675.00
10/20/1999    $1.75      900    $ 1,575.00
10/26/1999    $1.70    5,250    $ 8,925.00
10/26/1999    $1.70    2,250    $ 3,825.00
10/28/1999    $1.80   20,300    $36,540.00
10/28/1999    $1.80    8,700    $15,660.00
10/29/1999    $1.75   17,850    $31,237.50
10/29/1999    $1.75    7,650    $13,387.50
11/1/1999     $1.65   18,900    $31,185.00
11/1/1999     $1.65    8,100    $13,365.00
11/11/1999    $1.53   11,690    $17,885.70
11/11/1999    $1.53    5,010    $ 7,665.30
11/16/1999    $1.63    3,430    $ 5,590.90
11/16/1999    $1.63    1,470    $ 2,396.10
3/14/2000     $2.00    4,200    $ 8,400.00
3/14/2000     $2.00    1,800    $ 3,600.00
3/15/2000     $2.00    5,600    $11,200.00
3/15/2000     $2.00    2,400    $ 4,800.00
3/16/2000     $2.00    5,600    $11,200.00
3/16/2000     $2.00    2,400    $ 4,800.00
3/21/2000     $2.00    1,000    $ 2,000.00
3/24/2000     $2.13    2,500    $ 5,325.00
3/24/2000     $2.13    1,500    $ 3,195.00
3/28/2000     $1.94    2,000    $ 3,880.00
3/29/2000     $1.88    3,000    $ 5,640.00
3/29/2000     $1.94    2,000    $ 3,880.00
3/30/2000     $1.88      500    $   940.00
3/30/2000     $1.75      400    $   700.00
3/31/2000     $1.94    1,000    $ 1,940.00
                    --------   -----------
                     359,300   $856,997.65

Weighted Average
  purchase price $2.39

Exhibit 2
Schedule 5c -1
Open Market Stock Purchases (2005-2006)

Date         Price    Shares  Purchase Price
---------    -----    ------  --------------
8/12/2005    $1.72    5,000    $ 8,580.00
8/16/2005    $1.65    2,000    $ 3,300.00
8/17/2005    $1.65    2,000    $ 3,300.00
8/18/2005    $1.65    2,000    $ 3,300.00
8/22/2005    $1.82    2,000    $ 3,640.00
8/23/2005    $1.84      100    $   184.00
8/23/2005    $1.86    1,900    $ 3,534.00
8/24/2005    $1.86    2,000    $ 3,720.00
8/25/2005    $1.88    2,000    $ 3,760.00
8/26/2005    $1.92    2,000    $ 3,840.00
8/29/2005    $1.95    1,700    $ 3,317.55
8/29/2005    $1.95      300    $   585.45
8/30/2005    $2.14    2,000    $ 4,280.00
8/31/2005    $2.29    1,600    $ 3,664.00
9/1/2005     $2.29    2,000    $ 4,580.00
9/2/2005     $2.20      200    $   440.00
9/6/2005     $2.25    2,000    $ 4,500.00
9/7/2005     $2.22    2,000    $ 4,440.00
9/8/2005     $2.15    2,000    $ 4,300.00
11/7/2005    $2.35    2,000    $ 4,700.00
12/22/2005   $1.95   10,000    $19,530.00
12/23/2005   $1.98    6,900    $13,686.84
1/3/2006     $2.26      100    $   226.00
1/4/2006     $2.35   10,000    $23,500.00
1/5/2006     $2.40    5,000    $11,999.00
1/6/2006     $2.35    5,000    $11,740.00
1/9/2006     $2.36    5,000    $11,800.00
1/11/2006    $2.38    5,000    $11,910.00
1/13/2006    $2.32    1,500    $ 3,484.95
1/17/2006    $2.35    1,000    $ 2,350.00
1/18/2006    $2.36    3,000    $ 7,080.00
1/24/2006    $2.40    5,000    $11,980.00
1/27/2006    $2.43    5,000    $12,150.00
1/30/2006    $2.38    5,000    $11,877.00
2/6/2006     $2.55    5,000    $12,750.00
2/7/2006     $2.48    5,000    $12,398.00
2/14/2006    $2.54    5,000    $12,695.00
3/20/2006    $3.16    5,000    $15,800.00
3/21/2006    $3.08    5,000    $15,400.00
3/23/2006    $3.16    5,000    $15,777.00
3/24/2006    $3.21    5,000    $16,055.00
3/27/2006    $3.23    2,000    $ 6,460.00
3/28/2006    $3.25    5,000    $16,250.00
3/29/2006    $3.18    5,000    $15,900.00
4/3/2006     $3.17    5,000    $15,850.00
4/4/2006     $3.20    5,000    $16,000.00
4/5/2006     $3.11    5,000    $15,550.00
4/7/2006     $3.02    5,000    $15,090.00
4/11/2006    $3.05    5,000    $15,270.00
5/8/2006     $2.78   20,000    $55,672.00
5/9/2006     $2.76    8,400    $23,183.16
5/10/2006    $2.72   10,000    $27,170.00
5/12/2006    $2.70   10,000    $26,994.00
5/15/2006    $2.61    7,100    $18,560.82
5/16/2006    $2.76    6,200    $17,112.00
5/22/2006    $2.70    4,100    $11,070.00
8/14/2006    $2.27    1,000    $ 2,270.00
8/22/2006    $2.48    5,000    $12,400.00
8/30/2006    $2.53    5,000    $12,650.00
9/1/2006     $2.47    5,000    $12,350.00
                     -------  -----------
                     258,100  $661,955.77

Weighted Average
  purchase price $2.56